FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 21 December 2021

Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-251220) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

21 December 2021

NatWest Group plc

NatWest Group plc notes the release on December 21, 2021 of an announcement by its wholly-owned subsidiary, NatWest Markets Plc, captioned “NatWest Markets pleads guilty in US to spoofing”.

Such announcement is Exhibit 1.1 to this report.

Index of Exhibits

Exhibit No.	Description
1.1	NatWest Markets pleads guilty in US to spoofing

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	21 December 2021	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary